Schedule A

Trusts and Portfolios Covered by the Sub-Advisory Agreement, dated as of January 25, 2017, between

Fidelity SelectCo, LLC

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date	Annual Sub-Advisory Fee Rate (bp) 0.5 x (individual fund fee rate + group fee rate)
Fidelity Select Portfolios	Fidelity Flex Real Estate Fund	Equity	1/25/2017	0.5 x (30 bp + group fee rate)

Agreed and Accepted as of January 25, 2017

Fidelity SelectCo, LLC	FMR Investment Management (UK) Limited

By: /s/Jean Raymond_____________	By: /s/William E. Dailey_____________
Name: Jean Raymond	Name: William E. Dailey
Title: Treasurer	Title: Treasurer